UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

21 April 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Global Geophysical Services, Inc.

File No. 333-162540 – CF# 24611

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Global Geophysical Services, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on October 16, 2009, as amended.

Based on representations by Global Geophysical Services, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.4	through April 30, 2013
Exhibit 10.35	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel